

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 28, 2009

Helen W. Cornell
Executive Vice President, Finance and Chief Financial Officer
Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, Illinois 62305

> **Re: Gardner Denver, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-13215**

Dear Ms. Cornell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page 47

Note 1: Summary of Significant Accounting Policies, page 51

Revenue Recognition, page 52

1.   We see from your disclosures on pages 8 and 9 that you sell your products through independent distributors and sales representatives and directly to OEM's,

engineering firms and end-users. Please tell us and expand your disclosure in future filings to the extent that your policies differ among various marketing venues used by the company, i.e. distributors and end-users, how related revenue recognition differs.

2.   In this regard, we also note that you provide your distributors with various training, technical assistance, tracking programs and an annual restocking program. Please tell us and revise future filings to provide details of the restocking program, discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.

Note 15. Stock-Based Compensation Plans, page 79

3.   We see that you have disclosed the amount of stock-based compensation expense recognized under SFAS 123(R) on a per share basis for each of the years presented. We note that paragraph 84 of SFAS 123(R) permitted the per-share disclosure of the effects of adoption of SFAS 123(R) only in the year of adoption. Accordingly, please revise future filings to no longer disclose the per share effect of stock-based compensation. Please also apply this comment to your disclosures from your Form 10-Q for the fiscal quarter ended June 30, 2009.

Exhibit 31

4.   We note that the certifications filed as required by Exchange Act Rule 13a-14(a) improperly include the title of the chief executive and chief financial officer in the introductory paragraph. In future filings, including your next Form 10-Q filing, the certification should be revised to present the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications and no reference to the title of the chief executive or chief financial officer in the introductory paragraph.

Form 10-Q for the Fiscal Quarter ended June 30, 2009

Note 5. Goodwill and Other Intangible Assets, page 14

5.   We see your disclosure that you concluded "sufficient indicators existed to require [you] to perform another interim impairment test as of March 31, 2009." Based on the completion of "step two" of the goodwill impairment tests, you recorded a goodwill impairment charge of $250.7 million. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management's judgments into accounting for goodwill and intangible assets, please tell us and consider disclosing the following in future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination as well as the amount of goodwill allocated to each reporting unit.

- The percentage by which fair value exceeded carrying value as of the date of the most recent test for each of your reporting units.

- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

- Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results in a discounted cash flow projection. In this regard, we note that FASB ASC 350-20-35 (paragraph 23 of SFAS 142) indicates that quoted market prices in active markets are the best evidence and should be used if available.

- Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes, including a discussion of the degree of uncertainty associated with the key assumptions.

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

6.   We also see that you recorded an impairment charge associated with a trade name in the Industrial Products Group segment. Please tell us and revise future filings to disclose the facts and circumstances leading to the impairment, i.e. explain why this particular trade name was deemed impaired while others were not.

Definitive Proxy Statement filed March 13, 2009

Relationships and Transactions, page 9

7.   In future filings, please expand your disclosure in this section to explain the material features of your related party transaction policies and procedures. For example, it is unclear from your present disclosure what parameters are used by the Governance Committee in determining whether a transaction is in "the best interests of [y]our Company and [y]our stockholders," or how your policies and procedures are evidenced. Also, please confirm that you will more fully describe the circumstances which may give rise to conditional approvals such as those referenced in third sentence of the first paragraph of this section. Please refer to Item 404(b)(1) of Regulation S-K.

Benchmarking, page 23

8.   We note that you target your "total compensation opportunity" at the 60th percentile of the competitive pay data reviewed by your compensation consultant and the Compensation Committee. In future filings, please provide an expanded discussion of the relationship between each element of compensation and the comparative data used. For example, please clarify in future filings what specific elements of compensation comprise the "total compensation opportunity" you cite, explain any variances from the 60th percentile target for any individual element of compensation and discuss where actual payments and awards fall within the targeted range. Furthermore, we note your disclosure on page 25 that "2009 total compensation opportunity for [y]our named executive officers could be +/- 15% of the 50th percentile…." In future filings, to the extent that actual compensation falls outside of a targeted range, please explain the reasons for the deviation. See Item 402(b)(2)(xiv) of Regulation S-K.

Long-Term Equity Incentives, page 29

9.   We note minimal discussion and analysis as to how your long-term equity incentive compensation was determined. In your future filings, please include substantive analysis and insight into how your Compensation Committee made its long-term equity grant determinations with respect to each named executive officer. Refer to Items 402 (b)(1)(iii) and (v) of Regulation S-K. Your revised disclosure should discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers; for example, we note that the value of the award granted to your chief executive officer greatly exceeded the grants to your other named executive officers.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar at (202) 551-3662 or Julie Sherman, Accounting Reviewer, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel